<table>
<tr><td rowspan="3">Schedule B of FORM SBSE-A
Page 1</td><td><i>Applicant</i> Name: Citibank, N.A.</td><td rowspan="3">Official Use</td><td>Official Use Only</td></tr>
<tr><td>Date: 10/29/2021</td><td></td></tr>
<tr><td><i>Applicant</i> NFA No.: 187177</td><td></td></tr>
</table>

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [✓] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):
	Federal Deposit Insurance Corporation

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [✓] Item 13A   [ ] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Hewlett Packard Enterprise Company	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) 000 1645590	
Business Address (*Street, City, State/Country, Zip + 4 Postal Code*) 11445 COMPAQ CENTER DRIVE WEST, HOUSTON, TX, 77070	Effective Date MM DD YYYY 02/01/2016	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary. Electronic communication records are transmitted by CBNA to HPE for storage via the Digital Safe storage medium

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant: